VIA EDGAR

May 29, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aether Holdings, Inc.
Registration Statement on Form S-3
File No. 333-296182

Acceleration Request

Requested Date:	June 2, 2026
Requested Time:	4:00 p.m., Eastern Time

Mr. Jeff Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Aether Holdings, Inc. (the “Company”) hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement (the “Registration Statement”) to become effective on June 2, 2026, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Venable LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Venable LLP, by calling William Haddad at (212) 503-9812 or, in his absence, Arif Soto at (212) 503-0874.

Very truly yours,

AETHER HOLDINGS, INC.

By:	/s/ Nicolas Lin
Name:	Nicolas Lin
Title:	Chief Executive Officer

cc:	William Haddad, Venable LLP
Arif Soto, Venable LLP